UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for April, 2018
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.d
Enclosures: JOINT DECLARATION AND FINALISATION ANNOUNCEMENT REGARDING THE FREE
SHARE ALLOCATION RELATING TO THE SASOL KHANYISA TRANSACTION

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol")
Sasol Inzalo Public (RF) Limited
(Incorporated in the Republic of South Africa)
(Registration number 2007/030646/06)
Sasol Inzalo Public Ordinary Share code: JSE: SIPBEE
Sasol Inzalo Public Ordinary ISIN: ZAE000210050
("Sasol Inzalo Public")
Sasol Khanyisa Public (RF) Limited
(Incorporated in the Republic of South Africa)
(Registration number 2017/663901/06)
("Sasol Khanyisa")
JOINT DECLARATION AND FINALISATION ANNOUNCEMENT REGARDING THE FREE SHARE
ALLOCATION RELATING TO THE SASOL KHANYISA TRANSACTION
1. The shareholders of Sasol at the meeting held on Friday, 17 November 2017 approved a transaction known as the Sasol Khanyisa transaction. The Sasol Khanyisa transaction comprised a number of elements, one of which is a free share allocation (“Free Share Allocation”) under the Sasol
Khanyisa Invitation. High level details of the Sasol Khanyisa Invitation can be found in the circular to
Sasol shareholders dated Wednesday, 18 October 2017, which is available on the Sasol website at
www.sasol.com.
2.
We refer to the joint announcement published on 29 March 2018 relating to the Free Share
Allocation to holders of SOLBE1 Shares and SIPBEE Shares whose names appear on the relevant securities registers on Friday, 6 April 2018 ("Record Date") ("Eligible Shareholders").
3.
Sasol Khanyisa will send a letter ("Letter") to Eligible Shareholders on 16 April 2018 with full details of their entitlement to receive:
3.1. from Sasol Khanyisa Public, ordinary shares for free; and
3.2. from Sasol, arranged by Sasol Khanyisa Public, SOLBE1 Shares for free,
("Free Shares").

4.
Disposals of SOLBE1 Shares and/or SIPBEE Shares
Eligible Shareholders need to be aware that from the date of this announcement:
4.1. if SOLBE1 Shares are sold before Wednesday, 9 May 2018, the buyer/s will receive the right to the associated portion of the Free Shares (this is what is known as trading "cum rights");
4.2. if SIPBEE Shares are sold before Wednesday, 9 May 2018 when trading in SIPBEE Shares will be suspended, they will be sold cum rights and that, accordingly, the buyer/s will receive the right to the associated portion of the Free Shares.
5.
Suspension of trading in SIPBEE Shares
5.1. Trading in SIPBEE Shares on the BEE Segment of the JSE will be suspended from
Wednesday, 9 May 2018 until they are delisted on or about 7 September 2018 in accordance with the terms of their listing on the BEE Segment on 1 December 2015.
5.2. The reason for the suspension is to avoid any purchaser of SIPBEE Shares after
Wednesday, 9 May 2018 from having any expectation that such purchaser will receive the portion of the Free Share Allocation applicable to those SIPBEE Shares.
6.
Important dates
Record Date Friday, 6 April 2018
Any disposals of SOLBE1 Shares and/or
SIPBEE Shares from the date of this
announcement until close of trade on Tuesday,
8 May 2018, will be cum rights
Period from Friday, 6 April 2018 to Tuesday,
8 May 2018
Letter sent to Eligible Shareholders concerning
the Free Share Allocation
Wednesday, 11 April 2018 for Letter
dispatched by post and Monday, 16 April 2018
for Letter dispatched electronically
Opening of period during which Eligible
Shareholders can reject the Free Share
Allocation
Monday, 16 April 2018
Trading in existing SOLBE1 Shares restricted if
the rejection form attached to the Letter is
delivered
Period from date on which the rejection form
attached to the Letter is received by
Computershare, your CSDP or broker until
Monday, 14 May 2018
Trading in SIPBEE Shares restricted
From the earlier of the date on which the
rejection form attached to the Letter is received
by Computershare, your CSDP or broker or
Wednesday, 9 May 2018, when all trading in
SIPBEE Shares will be suspended, until the
delisting of SIPBEE Shares from the JSE
Last day to trade SOLBE1 Shares and/or
SIPBEE Shares cum rights
Tuesday, 8 May 2018
Trading in SIPBEE Shares (ex rights) will be
suspended on the BEE Segment of the JSE
From Wednesday, 9 May 2018 until the
delisting of SIPBEE Shares from the JSE
Last day and time by which Eligible
Shareholders can reject the Free Share
Allocation
12h00 on Friday, 11 May 2018
Record date to receive Free Share Allocation Friday, 11 May 2018
Announcement of results of the Free Shares Wednesday, 23 May 2018

Allocation
Date on which Free Shares will be issued
Friday, 1 June 2018
Delisting of SIPBEE Shares from the JSE On or about 7 September 2018
Sandton
6 April 2018
Sponsor
Deutsche Securities (SA) Proprietary Limited
Sole Financial Advisor
Rothschild (South Africa) Proprietary Limited
Joint South African Legal Advisors
Edward Nathan Sonnenbergs Inc
Poswa Inc
US Legal Advisors
Shearman & Sterling

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 6 April 2018 By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary